Exhibit 6.10

SHAREHOLDERS’ LOAN AGREEMENT

Made and executed in Givat Shaul Effective as of the 1 day of January, 2015

Between:              Sagiv Aharon (“Sagiv”); AND

Between:              Duke Airborne Systems, Ltd. (“Company and/or “Duke”)

WHEREAS	Duke is interested to raise from Sagiv for purpose of financing part of its ongoing activity (“Shareholders’ Loan”); and

WHEREAS	Sagiv agreed to make such Shareholders’ Loan available to the Company;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.      Foreword

1.1.	The Preamble to this agreement constitute an integral part hereof.

1.2.	The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

2.      The Loan

2.1.	Sagiv shall make available to the Company the Shareholders’ Loan in an aggregate amount of NIS 210,000[1].

2.2.	The principal amount of the Shareholders’ Loan shall bear interest rates as defined in Section 3(j) of the Israeli tax ordinance, as of the date the Shareholders’ Loan (or any part hereof) shall be made available to the Company. If according to the prevailing law Value Added Tax (“VAT”) will apply to the amount of interest, such VAT amount will be added to the amount of interest (tax invoice will be issued accordingly).

         The principal amount together with the interest and VAT will be referred to hereinafter as the “Loan”.

3.      Repayment of the Loan

3.1.	The Loan shall be repaid within 15 days following receipt by the Company, or an affiliated company of the Company, of any capital raised and/or loans in excess of NIS 10,000,000[2]. All subject to sections 3.2 and 3.3 hereinafter.

3.2.	The company has the right to early repayment of the Loan or any part of it, subject to prior notice of 7 days.

3.3.	In any event, payment of the Loan will be subject to fulfilment of any agreements between the company and the banks, and will not constitute a breach of agreements between the banks and the Company, in a way that will entitle the bank to demand immediate repayment of bank loans to the Company.

4.      Miscellaneous

4.1.	Any change, amendment or addition to this agreement will not have any effect unless agreed to in writing consent and executed by all of the parties to this Agreement

1 About US$ 55,000 according to the relevant NIS - US$ exchange rates.

2 About US$ 2,500,000 according to the relevant NIS - US$ exchange rates

4.2.	This Agreement shall be governed by and construed under the laws of the State of Israel. The authorized courts in Tel Aviv, Israel shall have exclusive jurisdiction regarding any matter arising from this Agreement.

4.3.	Any behavior by any party to this agreement shall not constitute any waiver of its rights according to this agreement or any law. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

4.4.	Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile or electronic mail) to the address or facsimile. And will be deemed to have been delivers to the recipient at the earliest date of the following: when actually delivered; or within 3 business days from the date of send by registered post; or 24 hours after it was sent via facsimile.

4.5.	This agreement is not an agreement for the benefit of a third party shall not be interpreted as granting any rights to any third party.

IN WITNESS WHEREOF, the parties have executed this Agreement:

Duke Airborne Systems Ltd.

Sagiv Aharon